Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES

THIRD QUARTER RESULTS

Third quarter net earnings doubled compared to the same quarter last year

FOR IMMEDIATE RELEASE: November 5, 2013

All dollar amounts are presented in U.S. dollar unless otherwise indicated.

VANCOUVER, CANADA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, “Company”), the world’s largest industrial auctioneer, announces net earnings for the quarter ended September 30, 2013 of $16.4 million, or $0.15 per diluted share. This compares to net earnings of $8.2 million, or $0.08 per diluted share for the quarter ended September 30, 2012, representing a 101% increase in net earnings.

The Company generated adjusted net earnings of $16.0 million, or $0.15 per diluted share in the third quarter of 2013. This compares to adjusted net earnings of $9.7 million, or $0.09 per diluted share in the same quarter last year, representing a 65% increase. Adjusted net earnings, a non-GAAP measure, excludes the after-tax effects of excess property sales and other non-recurring items.1

The Company’s auction revenues for the third quarter of 2013 grew 15% to $105.8 million compared to $92.3 million for the same period in 2012.

For the nine months ended September 30, 2013 net earnings were $60.5 million, or $0.57 per diluted share, and adjusted net earnings were $60.1 million, or $0.56 per diluted share. This compares to net earnings of $57.4 million, or $0.54 per diluted share, and adjusted net earnings of $60.2 million, or $0.56 per diluted share, for the nine months ended September 30, 2012. This represents a 1% decrease in adjusted net earnings. The Company’s auction revenues during the nine months ended September 30, 2013 grew 5% to $336.2 million compared to $320.8 million for the same period in 2012.

During the third quarter of 2013, the Company conducted 58 unreserved industrial auctions in 15 countries throughout North America, Central America, Europe, the Middle East, Asia and Australia.

Commenting on the performance of the Company, Peter Blake, CEO of Ritchie Bros. Auctioneers said:

“I am proud of our third quarter results and the great work of our teams worldwide. Our focus remains squarely on growing revenue. The strong performance of our underwritten business helped to bolster our Auction Revenue Rate to its highest level ever, driving meaningful revenue and earnings growth this quarter. We’re also pleased with the progress of our new Territory Managers, who have been aided by ongoing training and new sales support tools. These developments, along with signals of a stronger market and supply environment reinforce our belief that the company is very well positioned for growth.”

[1]	Adjusted net earnings for Ritchie Bros. fiscal third quarter of 2013 does not include a deduction for $2.3 million of pre-tax expenses related to cost alignment initiatives implemented during the quarter.

Quarterly dividend

The Company also announces the declaration of a quarterly cash dividend of $0.13 per common share payable on December 13, 2013 to shareholders of record as of November 22, 2013.

Gross auction proceeds and auction revenues

Gross Auction Proceeds were $789.6 million during the third quarter of 2013, a 7% decrease compared to the same period in 2012. This decline was due primarily to the timing of auctions and a large one-time consignment that occurred in the comparable period last year. EquipmentOne and other online marketplaces contributed $20.1 million to Gross Auction Proceeds in the third quarter of 2013 compared to $20.5 million in the same period of 2012. Gross Auction Proceeds is a non-GAAP financial measure and is defined below.

For the nine months ended September 30, 2013, Gross Auction Proceeds was $2.7 billion, which is 7% lower than in the same period of 2012. EquipmentOne and other online marketplaces contributed $65.6 million to Gross Auction Proceeds in the nine months ended September 30, 2013 compared to $37.4 million in the same period of 2012.

The Company’s Auction Revenue Rate (“ARR”, or auction revenues as a percentage of Gross Auction Proceeds) during the third quarter of 2013 was 13.40%, significantly higher than the 10.88% ARR achieved in the same period in 2012. The Company’s ARR was 12.41% during the nine months ended September 30, 2013, compared to 11.03% in the same period in 2012. Revenue growth in both the three- and nine months ended September 30, 2013 was primarily due to an increased ARR. The improvement in ARR is consistent with our strategic focus on managing the performance of our ‘at risk’ (or underwritten) business. The Company’s ‘at risk’ business, which is comprised of guarantee and purchase contracts, represented 29% of Gross Auction Proceeds in the third quarter 2013 as compared to 34% in the third quarter 2012. The ‘at risk’ business represented 26% of Gross Auction Proceeds for the nine months ended September 30, 2013, as compared to 33% in the same period of 2012.

Online bidding statistics

Ritchie Bros. sold over $987 million of equipment, trucks and other assets to online buyers during the first nine months of 2013, representing 36% of Gross Auction Proceeds. Internet bidders continued to comprise over 50% of the total bidder registrations at Ritchie Bros. industrial auctions in the third quarter of 2013.

Website statistics

The Ritchie Bros. website (rbauction.com), which is a gateway to our online bidding system and showcases upcoming auctions and equipment to be sold, attracted approximately 4.7 million unique visitors in the nine months ended September 30, 2013, a 15% increase compared to the same period in 2012.

Upcoming auctions

There are currently 55 unreserved auctions on the 2013 Ritchie Bros. auction calendar at rbauction.com, including auctions in North America, Central America, Europe and Australia.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended September 30, 2013, at 8:00 am Pacific Time / 11:00 am Eastern Time on November 5, 2013.

To listen to the conference call, please access the webcast at the following link: http://www.rbauction.com/investors

A replay will be available on the website shortly after the call.

Non-GAAP measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and eliminates the impact of items the Company does not consider to be part of its normal operating results.

Gross Auction Proceeds represents the total proceeds from all items sold by Ritchie Bros. The Company’s definition of Gross Auction Proceeds may differ from those used by other participants in its industry. Gross Auction Proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its consolidated income statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding signals of a stronger market and supply environment; anticipated results for future periods; the anticipated revenue from and productivity of our sales force; and the impact of the Company’s approach to underwritten contracts. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s recent initiatives including Ritchie Bros. EquipmentOne; the growth potential in established and emerging markets; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

Condensed Consolidated Interim Income Statements	Three months ended	Three months ended
(Amounts in table and related footnotes are in USD	September 30, 2013	September 30, 2012
thousands, except share and per share amounts)	(unaudited)	(unaudited)
Gross auction proceeds	$789,640	$848,536

Auction revenues	$105,800	$92,326
Direct expenses	11,900	11,292

	93,900	81,034
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	57,687	55,354
Depreciation and amortization	10,815	10,762

	68,502	66,116

Earnings from operations	25,398	14,918
Other income (expense):
Foreign exchange gain (loss)	(121)	(517)
Gain on disposition of property, plant and equipment	785	4
Other income (expense)	756	(1,653)

	1,420	(2,166)

Finance income (costs):
Finance income	730	455
Finance costs	(1,915)	(1,984)

	(1,185)	(1,529)

Earnings before income taxes	25,633	11,223
Income taxes	9,207	3,052

Net earnings	$16,426	$8,171

Net earnings per share	$0.15	$0.08
Net earnings per share—diluted	$0.15	$0.08
Weighted average shares outstanding	106,823,223	106,454,695
Diluted weighted average shares outstanding	107,042,370	106,831,365
Net earnings	$16,426	$8,171
After-tax loss (gain) on excess property (1,2)	(417)	1,511

Adjusted net earnings	$16,009	$9,682

Adjusted net earnings per share	$0.15	$0.09
Adjusted net earnings per share—diluted	$0.15	$0.09

(1)	Net earnings for the three months ended September 30, 2013 included a gain of $677 ($417 after tax, or $0.00 per diluted share) recorded on the sale of excess land in Texas.
(2)	Net earnings for the three months ended September 30, 2012 included an impairment loss of $2,457 ($1,511 after tax, or $0.02 per diluted share) recorded against the Company’s former permanent auction site that was held for sale in North Carolina.

Condensed Consolidated Income Statements	Nine months ended	Nine months ended
(Amounts in table and related footnotes are in USD	September 30, 2013	September 30, 2012
thousands, except share and per share amounts)	(unaudited)	(unaudited)
Gross auction proceeds	$2,707,935	$2,907,578

Auction revenues	$336,180	$320,815
Direct expenses	36,812	36,916

	299,368	283,899
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	178,873	166,491
Depreciation and amortization	31,854	30,500

	210,727	196,991

Earnings from operations	88,641	86,908
Other income (expense):
Foreign exchange gain (loss)	(74)	(691)
Gain (loss) on disposition of property, plant and equipment	904	(1,721)
Other income (expense)	1,585	(407)

	2,415	(2,819)

Finance income (costs):
Finance income	2,062	1,698
Finance costs	(5,776)	(5,082)

	(3,714)	(3,384)

Earnings before income taxes	87,342	80,705
Income taxes	26,842	23,262

Net earnings	$60,500	$57,443

Net earnings per share	$0.57	$0.54
Net earnings per share—diluted	$0.57	$0.54
Weighted average shares outstanding	106,726,533	106,442,819
Diluted weighted average shares outstanding	107,018,274	106,906,797
Net earnings	$60,500	$57,443
After-tax loss (gain) on excess property (1,2,3)	(417)	2,708

Adjusted net earnings	$60,083	$60,151

Adjusted net earnings per share	$0.56	$0.57
Adjusted net earnings per share—diluted	$0.56	$0.56

(1)	Net earnings for the nine months ended September 30, 2013 included a gain of $677 ($417 after tax, or $0.00 per diluted share) recorded on the sale of excess land in Texas.
(2)	Net earnings for the nine months ended September 30, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.
(3)	Net earnings for the nine months ended September 30, 2012 included an impairment loss of $2,457 ($1,511 after tax, or $0.02 per diluted share) recorded against the Company’s former permanent auction site that was held for sale in North Carolina.

	As at	As at
	September 30, 2013	December 31, 2012
	(unaudited)
Selected Balance Sheet Data (USD thousands)
Current assets	$463,639	$345,601
Current liabilities	378,259	249,548

Working capital	$85,380	$96,053
Total assets	$1,237,820	$1,132,498
Non-current borrowings	$150,819	$200,746
Total shareholders’ equity	$675,649	$656,531

	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012
Selected Operating Data (unaudited)
Auction revenues as percentage of gross auction proceeds	12.41%	10.57%
Number of consignments at industrial auctions	31,350	29,850
Number of bidder registrations at industrial auctions	295,500	268,500
Number of buyers at industrial auctions	74,300	68,900
Number of lots at industrial auctions	216,500	194,500
Number of permanent auction sites	39	39
Number of regional auction sites	5	5
Total auction sites	44	44
Number of industrial auctions	166	160
Number of territory managers and regional sales managers (“revenue producers”)	320	307

	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012
Average Industrial Auction Data (unaudited)
Gross auction proceeds	$14.9 million	$17.0 million
Bidder registrations	1,780	1,772
Consignors	189	196
Lots	1,304	1,338

For further information, please contact:

Jamie Kokoska

Investor Relations Manager

Phone: 778 331 5500

Email: ir@rbauction.com